UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

        DIVISION OF
CORPORATION FINANCE
        Mail Stop 3561

    December 16, 2005

By Facsimile and U.S. Mail

Mr. Philip D. Barnes
Chief Financial Officer
Propex Fabrics Inc.
260 The Bluffs
Austell, Georgia 30168

   Re: Propex Fabrics Inc.
   Form 10-K for the calendar year ended December 31,
2004
   Filed April 14, 2005
   File No. 333-122829

Dear Mr. Barnes:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your
disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional
comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects.   We welcome
any questions you may have about our comments or any other aspect
of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Propex Fabrics Inc. Form 10-K for the calendar year ended December
31, 2004

Management`s Discussion and Analysis, page 19

Liquidity and Capital Resources, page 29

1. In future filings, please enhance your cash flow discussion to
reflect any significant changes, and the substantive reasons for
such
changes.   For example, accounts receivable increased $18.4 million
in
2004 compared to an increase of $ 5.4 million in 2003.   Similarly,
accounts payable increased $10.2 million in 2004 versus $3.1
million
in 2003.

Contractual Obligations, page 31

2. Include a footnote to the table discussing the amount and
timing
of other long term liabilities not included in the table and the
uncertainties regarding future payment that prevent you from
including the amounts in the table.

Critical Accounting Policies, page 32

3. In future filings provide additional quantitative analysis to
your
discussion of critical accounting policies. For example, your
disclosures regarding allowance for doubtful accounts should
discuss
the amount of reserves recorded as of the balance sheet date,
changes
during the most recent year and comparative period, and the
reasons
for any significant variances and possible trends. Also, with
respect to retirement benefits, you could highlight key
assumptions
and provide a sensitivity analysis given hypothetical changes to
those assumptions.

Financial Statements and Supplementary Data, page 42

Note 10 - Pension Benefits, page 60

4. In future filings, provide narrative disclosures of your
investment policies regarding targeted allocation percentages. We
note that, as of December 31, 2004, plan assets were all invested
in
cash. We presume that you plan to diversify your investments in
the
future. If not, tell us in more detail why you believe that an
expected rate of return on plan assets of 8% is reasonable.

5. In future filings please enhance your disclosure regarding FAS
132
to include expected benefit payments and employer contributions in
accordance with paragraphs 5(f) and (g) on FAS 132(R).

Note 15 - Commitments and Contingencies, page 71

6. We note based upon your disclosures on page 12 that you have
entered into multiyear contracts with suppliers that appear to
require you to purchase minimum levels of raw materials. In
future
filings, please provide the disclosures required by SFAS 47
paragraph
7, or tell us why such disclosures are not required. These
amounts
should also be included in the table of contractual obligations.

7. We note your disclosures on page 16 that you have not recorded
any
liabilities related to environmental matters as a result of the
indemnification from the former owner of the business. We note
that,
in accordance with SOP 96-1, the amount of liability should be
determined independent from any potential claim for recovery. We
also direct you attention to an illustration of disclosure related
to
environmental liabilities in paragraph 164 of SOP 96-1. Please
ensure that in future filings you record liabilities resulting
from
environmental matters on a gross basis with a corresponding
receivable from BP.

Note 16 - Business Segment and Geographic Area Information, page
72

8. Please explain to us why you are unable to allocate assets

between
your two North America based reportable segments. Explain how you
are able to allocate depreciation and amortization expense between
the North American product lines (i.e. furnishings and industrial
fabrics).

9. Notwithstanding the above comment, please disclose the segment
assets by country and reconcile the total of these assets with the
total amount of assets reported in your consolidated balance
sheet.
See SFAS 131 paragraph 32(c).

10. In future filings, please disclose long-lived assets located
in
foreign countries. See SFAS 131 paragraph 38(b).

Note 19 - Condensed Consolidating Financial Information, page 76

11. Please confirm to us and in the future disclose that the
guarantor subsidiaries are 100% owned. See Regulation S-X rule 3-
10.

General

12. In future filings, for the various charts provided in the
notes
to the financial statements please indicate, within each chart,
the
amount of the abbreviated numbers presented (e.g. thousand or
millions). For example, Notes 3, 4, 5, 6, 7, 8 and 9 do not
indicate
whether the numbers presented are in millions or thousands.

Exhibits, page 102

Section 906 Certification

13. Your filing does not include the certification required by
Section 906 of the Sarbanes Oxley Act of 2002 and Reg. S-K Item
601.
Please provide this exhibit with future filings.

   Please respond to these comments within 10 business days
or
tell us when you will provide us with a response. Please furnish
a
letter with your responses to our comments and provide any
requested
supplemental information. Please understand that we may have
additional comments after reviewing your responses to our
comments.
Please file your response letter on EDGAR as a correspondence
file.

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing reviewed by the staff to
be
certain that they have provided all information investors require
for
an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they
are
responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in
writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with

respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

   In addition, please be advised that the Division of
Enforcement has access to all information you provide to the staff
of
the Division of Corporation Finance in our review of your filing
or
in response to our comments on your filing.

   If you have any questions regarding this comment, please
direct them to Scott Stringer, Staff Accountant, at (202) 551-3272
or, in his absence, to the undersigned at (202) 551-3841. Any
other
questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

   Sincerely,

   Michael Moran
   Branch Chief